OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Dablr, Inc

273 belle vue lane
Sugar Grove, IL 60554

https://www.dablrapp.com



25000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

$0.40 / share of Common Stock│When you invest you are betting the company's future value will exceed $3.3M.

Maximum 250,000 shares of common stock* ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 25,000 shares of common stock for ($10,000)

Company	Dablr, Inc
Corporate Address	273 Belle Vue Lane, Sugar Grove, Illinois
Description of Business	Mobile marketplace to outsource tasks
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.40/Share
Minimum Investment Amount (per investor)	$100

Perks*

$500 — If you invest $500, you will receive $25 Dablr credit.

$1,000 — If you invest $1,000, you will receive $50 Dablr credit.

$5,000 — If you invest $5,000, you will receive $125 Dablr credit.

$10,000 — If you invest $10,000, you will receive $250 Dablr credit.

All perks occur after the offering is completed and can only be used in areas the company provides their services.

The 10% Bonus for StartEngine Shareholders

Dablr will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 250 shares of Common Stock at $0.40 / share, you will receive 25 shares of Common Stock bonus shares, meaning you'll own 275 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Dablr is a Chicago-based community marketplace that lets users post any chore, small job, or task they need done and connect with a vetted local nearby who can help. Users simply post a job they need done, along with the price they're willing to pay, and vetted locals nearby can view and apply for the job if it fits their schedule. Posters can view applicants, and pick the best based on messages and ratings / reviews.

Sales, Supply Chain, & Customer Base

Our current customer base is about 250 customers, and revenue for the 2nd quarter of 2018 was $183.

Competition

Major competitors include Taskrabbit, Takl, and Craigslist.

Liabilities and Litigation

There are currently no liabilities that Dablr, Inc is involved in.

The team

Officers and directors

Jake Obremski	Co-founder, CEO, Director
Neil Glazier	Co-founder, CTO, Director
Dave Schoenbeck	Board Member, Investor, Director

Jake Obremski
Having the initial idea for Dablr back in 2015, Obremski credits his and his partners passion and dedication to Dablr as a main reason for its success. He has had a passion for entrepreneurship since he was 8 years old and never looked back. He currently leads Dablr full-time. Jake has been the President and CEO of Dablr since it's official founding December 25th, 2017. Before Dablr, Jake was an employee at NCG Cinemas from November 2014-October 2015.

Neil Glazier
Glazier's passion for technology is what propelled him to be the company's CTO and developer he is today. It's that same passion that drove him to create the initial Dablr platform that made the company a success. He currently leads the Dablr development team full-time. Neil has been the Chairman and CTO of Dablr since it's official founding December 25th, 2017. Before Dablr, Neil was an employee at Wendys from March 2015-June 2015.

Dave Schoenbeck
Dave is one of the founders of Babies "R" Us, and helped grow the company from several eastern U.S. stores with a small infrastructure, to a market leading national chain of 257 juvenile superstores. Dave has been a director of Dablr since February 8th, 2018. Dave has been the CEO & owner of Business Simplified LLC, Professional Business and Executive Coaching, since 2007. He is currently full time at Business Simplified LLC.

Number of Employees: 2

Related party transactions

We currently have a $10,000 investment via SAFE Note with Dave Schoenbeck, a mentor and director of the company. The terms include a $5M cap and a 25% discount rate that will convert at the next financing round of $600,000. This investment was made by a mentor of the company, who was awarded a board seat as part of the SAFE note.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Competition** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations** We estimate that we will require at least $10 million to commence commercial production of Dablr. We believe that we will be able to finance the commercial production of Dablr through future investments. If we raise the maximum sought in this offering, we will need to raise more capital to continue expansion and development of our company and our products. Future funding will be required for things like expansion to other major cities, and hiring.

- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. We want to make sure all of our investors are fully aware that the valuation of the company is pure speculation and has not and can not be proven at this stage.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Dablr has priced the services at a level that allows the company to make a profit and still attract business. We want to make sure our investors know that there is no guarantee the company will achieve any projected estimate in this campaign.

- **Our patents and other intellectual property could be unenforceable or ineffective** We do not currently have any patents on our products. This could allow more competition to arise and take market share from the company. We do not currently have plans to patent our product. This could make our intellectual property unenforceable and ineffective.

- **This is a new and unproven industry** Because of how new the gig economy is, there is little to no proof that this industry is going to become profitable therefore making it unclear whether the company succeeds. While there are company's that have been acquired in this industry, that in no way means the same result will happen for this company. By investing you are basing the success of the industry strictly on what you believe the company could potentially do.

- **Credit might not be available when we need it; issuing more equity to raise**

working capital may dilute your ownership interest or may not be possible Credit may not be available to the company for a certain reason, which would require more capital to be raised and potentially diluting your ownership. More capital will be required in the future for further expansion and development of the company, and if the company decides to raise more from outside investors your ownership could potentially be diluted.

- **Our new products could fail to achieve the sales traction we expect** The company may explore the opportunity of releasing and developing new/other products. These products could fail to achieve traction therefore affecting the entire company. We believe it is necessary to continue expansion and development of the company, but this could result in more than those products being affected by failed products and initiatives.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jake Obremski, 38.695% ownership, Common Stock
- Neil Glazier, 38.695% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

  The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 8,000,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of shares of the Company's Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of future Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- SAFE Note: 10,000

The aggregate dollar amount of SAFE Notes outstanding is $10,000.

Investment Terms:

The Company shall issue the Investors a Simple Agreement for Future Equity (the "SAFE') in exchange for the amount invested by each Investor. The SAFEs have the following principal terms:

Conversion: At tlhe Company's next equity financing pursuant to which it sells shares of its Stock, with an aggregate sales price of not less than $600,000 (not counting the amount of any converted SAFE) and with the principal purpose of raising capital (a "Qualified Financing"), then the SAFEs, will automatically convert into shares of the Stock at the lower of (i) the price obtained by dividing $5,000,000 (the "Pre-Money Value") (i.e. a pre-money valuation of $5,000,000) by the Company's fully-diluted capitalization immediately prior to the Qualified Financing (which in all cases excludes any shares issued upon conversion of convertible debt and the SAFEs) and (ii) 75% of the price paid by investors in the Qualified Financing.

New Series: If the conversion price of the SAFEs is less than the price per share at which Preferred Stock is issued in the Qualified Financing, the Company may, solely at its option, elect to convert the SAFEs into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Stock issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the per share dividend, which will be the same percentage of the conversion price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors.

Change of Control: If the Company is acquired prior to the Qualified Financing, then at the Investor's option, either (i) Investor will receive a cash payment equal to the principal amount of the SAFE, or (ii) such Investor's SAFE will be converted into shares of Common Stock at a conversion price implied by the Pre-Money Value.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

We currently have a SAFE note with a $5M cap, and a 25% discount that will convert into Common Stock at the next financing round of $600,000 or more, creating a dilution event.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have generated revenues and anticipate profitability occurring 01/2022. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without profit generation. After that, more capital will need to be raised. We do not have a long operating history. The major expenses that we intend on having are mostly marketing, including mostly digital marketing including AdWords and Facebook Ads. Other expenses would include operations, such as office space and travel.

Financial Milestones

The company started generating revenue in December 2017, and has generated over $2,000 worth of work in the city of Chicago so far in 2018. We have raised $26,861.38 in capital from outside investors in 2018 which has been used for operations of the company. Quarter over quarter transactions have increased 338% from Q1 to Q2 in the city of Chicago.

Liquidity and Capital Resources

Liquidity: Funds raised from this offering are necessary for the company to continue operations into 2019. We anticipate using the available funds immediately as they become available. The minimum raise amount ($10,000) will allow us to continue operations into March 1st, 2019. The maximum raise amount ($100,000) will allow us to continue operations through September 1st, 2019. We anticipate raising more capital throughout that time which we anticipate will allow the company to continue operations past September 1st, 2019.

Capital Resources: The company does not currently have any credit, but the company does anticipate raising more capital from other investors. The company anticipates these investments allowing the company to continue operations. We have not currently looked into financing from other sources, such as a bank.

Indebtedness

The company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-11-07, Rule 504 Exemption, 261000 Common Stock. Use of proceeds: The proceeds from this offering were put into general operations of the company, such as hosting our servers, paying for background checks of independent contractors, travel expenses, and promotional materials.
- 2018-11-07, Rule 504 Exemption, 10000 SAFE Agreement. Use of proceeds: The proceeds from this offering were put into general operations of the company, such as hosting our servers, paying for background checks of independent contractors, travel expenses, and promotional materials.

Valuation

$3,200,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The opinion was based on the Company's intellectual property (including the mobile app, the data and number of users the company has), marketplace (the actual and potential users) and the estimated value of similarly sized companies such as Taskrabbit, Takl, Thumbtack and Handy, in the Gig economy industry, at this stage of their developmental lifecycle. With these facts and the drive of the management, we believe this is an accurate determination of the Company's fair market value based calculations made to the best of our abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$0	$0
Marketing	$7,200	$72,000
Working Capital	$1,400	$14,000
Misc.	$800	$8,000
Total Use of Net Proceeds	$9,400	$94,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $94,000 over the course of that time as follows:

Marketing:

We plan to use the marketing money in a few ways. Paid and digital advertising, such as facebook ads and google AdWords, local marketing strategies such as email lists and direct marketing including flyers and distribution materials, as well as paid promo codes for users to receive discounts while using the product. We also plan to work with local businesses to reach our target audience, which would require capital spend on further promotional and discount materials such as flyers and promo codes.

Working Capital:

We plan to use working capital for resources such as our servers, office space, software the company uses to manage finances such as quickbooks, and technology services that are essential to the product such as SterlingONE for background checks, and stripe for payment processing.

Misc:

The rest of the funds not included in marketing and working capital will be used for other reasons such as travel, office supplies, and other relates travel expenses (food, hotels, etc).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://www.dablrapp.com/annual-report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dablr, Inc

[See attached]

I, Jacob Obremski, the Chief Executive Officer (Principal Executive Officers) of Dablr, Inc, hereby certify that the financial statements of Dablr, Inc and notes thereto for the periods ending 12/31/17 and 06/12/18 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 06/12/18 (Date of Execution).



Chief Executive Officer

06/12/18

Dablr, INC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIODS ENDING
12/31/17 and 06/12/18

Dablr, Inc
Index to Financial Statements
(unaudited)

Dablr INC
BALANCE SHEETS
12/31/17 and JUNE 12, 2018
(unaudited)

Dablr
Balance Sheet
As of June 12, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk (2676)	17,350.13
Total Bank Accounts	$ 17,350.13
Total Current Assets	$ 17,350.13
TOTAL ASSETS	$ 17,350.13
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Subscription By Outside Investors	26,861.38
Retained Earnings	0.00
Net Income	-9,511.25
Total Equity	$ 17,350.13
TOTAL LIABILITIES AND EQUITY	$ 17,350.13

Dablr

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk (2676)	0.00
Total Bank Accounts	**$0.00**
Total Current Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

Accrual Basis Wednesday, July 11, 2018 10:57 AM GMT-7

Dablr, INC

STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDING 12/31/17 and JUNE 12, 2018

(unaudited)

Dablr

PROFIT AND LOSS
December 31, 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	0.00
Total Expenses	**$0.00**
NET OPERATING INCOME	**$0.00**
NET INCOME	**$0.00**

Dablr

PROFIT AND LOSS

January 1 - June 12, 2018

	TOTAL
Income	
Billable Expense Income	-0.04
Sales	99.72
Uncategorized Income	227.28
Total Income	**$326.96**
Cost of Goods Sold	
Cost of Goods Sold	818.82
Total Cost of Goods Sold	**$818.82**
GROSS PROFIT	**$ -491.86**
Expenses	
Advertising & Marketing	5,021.34
Contractors	1,000.00
Insurance	166.65
Legal & Professional Services	1,150.03
Office Supplies & Software	902.18
Other Business Expenses	49.73
Travel	366.99
Uncategorized Expense	221.70
Utilities	140.77
Total Expenses	**$9,019.39**
NET OPERATING INCOME	**$ -9,511.25**
NET INCOME	**$ -9,511.25**

Dablr, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDING 12/31/17 and JUNE 12, 2018
(unaudited)

	Common Stock, $0.001 Par	Additional Paid in Cash	Total Stockholders Equity
Balance on December 31, 2017	2	$0	
Issued Shares for Cash (No additional Shares)	0		
Net Income	0.00		
Cash Dividends	0	0	0
Stock Dividends	0	0	0
Balance on December 31st, 2017	2		2

	Common Stock, $0.001 Par	Additional Paid in Cash	Total Stockholders Equity
Balance on January 1st, 2018	8,000,000	$16,861	
Issued Shares for Cash (No additional Shares)	261,000		
Net Income	-9,531.53		
Cash Dividends	0	0	0
Stock Dividends	0	0	0
Balance on June 12th, 2018	8,000,000		8,000,000

Dablr, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING 12/31/17 and JUNE 12, 2018
(unaudited)

Dablr

STATEMENT OF CASH FLOWS

December 25-31, 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$0.00**
NET CASH INCREASE FOR PERIOD	$0.00
CASH AT END OF PERIOD	$0.00

Dablr
Statement of Cash Flows
January 1 - June 12, 2018

		Total
OPERATING ACTIVITIES		
Net Income		-9,511.25
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	-$	9,511.25
FINANCING ACTIVITIES		
Subscription By Outside Investors		26,861.38
Net cash provided by financing activities	$	26,861.38
Net cash increase for period	$	17,350.13
Cash at beginning of period		0.00
Cash at end of period	$	17,350.13

NOTE 1 – NATURE OF OPERATIONS

Dablr, INC was formed on 12/25/17 ("Inception") in the State of Illinois. The financial statements of Dablr, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sugar Grove, IL.

Dablr, Inc

The company will be designing and operating a mobile application that allows users to post a small job or task they would like completed by an individual, and connect with, communicate, and pay that individual.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from

these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and June 12, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transaction fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized 10,000,000 shares of our common stock with par value of $0.001. As of June 12, 2018 the company has currently issued 8,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

We have received a $10,000 SAFE Note Investment with a valuation cap of $5 million and a discount rate of 25% which will convert at the next financing amount of $600,000. This investment was made by a mentor of the company who was awarded a board seat with the investment.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 25, 2017 through June 12, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]




Dablr is pending **StartEngine Approval.**

▶ PLAY VIDEO

Dablr
Outsource any small job or task.
● Small OPO   🏠 Sugar Grove, IL   🏷 Consumer Internet   ◉ US Investors Only

0
Investors

$0.00
Raised of $10K - $100K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Find a local to do any small job or task at an affordable price.

Invest in Dablr

Who We Are
Dablr is a Chicago-based community marketplace that lets users post any chore, small job, or task they need done and connect with a vetted local nearby who can help.

How It Works
Users simply post a job they need done, along with the price they're willing to pay, and vetted locals nearby can view and apply for the job if it fits their schedule. Posters can view applicants, and pick the best based on messages and ratings / reviews.

"Everyone has that long weekly to-do list. Our goal is to make it as easy and affordable as possible to find a helping hand, whether it's for just one task, or the entire to-do list. **Dablr is committed to building products that solve this problem."**

Jake Obremski



Investment

Investment
$0.40/share of Common Stock │ When you invest you are betting the company's future value will exceed $3.3M.

Perks*
$500 — If you invest $500, you will receive $25 Dablr credit.
$1,000 — If you invest $1,000, you will receive $50 Dablr credit.
$5,000 — If you invest $5,000, you will receive $125 Dablr credit.
$10,000 — If you invest $10,000, you will receive $250 Dablr credit.
*All perks occur after the offering is completed and can only be used in areas the company provides their services.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our mission is to give people their time back.

Our Accomplishments

We have accomplished launching our products on the iOS store and Google Play, as well as acquiring users (posters and workers) in the city of Chicago. We have implemented a revenue model and we are actively generating revenue.

We have grown organically in the **city of Chicago** by using **guerilla marketing tactics and word of mouth.**

We will use the capital raised to fuel growth in the city of Chicago, connecting even more people looking to make money as well as outsource their small jobs and tasks.

Our current traction in the city of Chicago

- We officially launched in the city of Chicago in January, 2018

- We have over 250 sign ups in the city of Chicago

- We have recently partnered with Chicago-based apartment buildings and real estate agents to reach our target market

- Quarter-over-quarter posting growth from Q1 to Q2 was 420%





Jobs posted per quarter

Source: Dablr, Inc

Total amount of money transacted in 2018



Source: Dablr, Inc

- We currently have a 38% repeat user rate.

- In Chicago, we generated $345 worth of work in Q1, and over $2,000 worth of work in Q2, which is growth of approximately 334% quarter over quarter

- We believe that in the 2nd half of 2018 we can double the worth of work created through the platform

Our Product



The benefits of Dablr

- Users can post any job and aren't limited by categories
- Users can set their own price, making them in control
- Dablrs (workers) can accept or not accept any job
- All jobs are flat-rate, so you will know your total before paying
- There are no added fees when posting a job

The Problem

Many people have everyday small jobs or tasks, like delivering items to a donation center or cleaning the fridge, that they would be willing to outsource.

When hiring on other platforms, we believe it can become <u>very</u> expensive and time consuming due to their "matchmaker" process that allows workers to charge **high hourly wages.** The price can also uncertain because they use a **running hourly clock, rather than a flat-rate model.**

We believe it is also difficult to find someone nearby to do an **unusual task**, like putting price tags on toys at a toy store.



"I have a small job I need done, but I can't find anyone within my budget."

The Solution



Choose your own price

On Dablr, users can post a job and set the flat-rate price they want to pay. They will only be contacted by users willing to accept that wage.

Post a task in under a minute

Simplicity is a huge part of Dablr. We believe our process is quick and easy, and it takes less than a minute to post a job.

Post *any* job

When posting on Dablr, you aren't limited by categories. You can post any job, not just simple chores like cleaning and moving. While we believe we are great for everyday chores, it's just as easy to find someone to do an odd job.

One simple platform

We have seen these problems first hand, and our users love Dablr because we put control back in the hands of the customer.

Our Market and Industry

Anticipated Growth Of The Gig Economy (In Millions)

Source: Dablr, Inc

We believe the growth of the gig-economy is just beginning. With Dablr and it's platform, we believe it is now easier than ever to find help for small jobs.

A recent study in the Proceedings of the National Academy of Sciences suggested that people who spend money on time-saving services feel happier. (Entrepreneur.com - "Do-it-for-me" is the next evolution of the on-demand economy.)

There are currently 4 million people working through the gig-economy, and that number is expected to hit 9.2 million by 2021. **(Intuit & Emergent Research)**

Approximately 11 percent of the working adult population in the U.S. are working primarily as full-time independent contractors in the gig economy. **(Nation1099)**

What Makes Dablr Different

We believe Dablr has many competitive advantages that will promote high growth and market share.

A "choose your own price" model allows users to post their job with how much they're willing to pay, rather than being matched to users who charge a wage too high.

All jobs are flat-rate, which means you'll pay what you say whether the job takes half an hour or 5 hours.

There are no service fees, which means you'll pay exactly what you set your wage at.

Users are not "booked". They are accepted after applying, which means users can accept or not accept any job that is posted.

Competition

	Description	Strengths	Weaknesses
TaskRabbit	Marketplace that connects freelancers to local labor demand.	In-app payment, higher payout for worker, stronger traction.	30% service fee for taskers, long signup, very expensive. 7.5% trust & safety fee.
craigslist	Online classifieds site that offers a gig section.	Simple, high traffic, very well known, no transaction fee.	Anonymous, no rating system, communication happens outside of platform, bad reputation.
dablr	Local marketplace for people to outsource everyday tasks, find local help and make extra cash.	Posters choose price, less expensive, simplest to use, in-app & flat-rate payment, no service fees.	No in-person orientation, but users do go through an application process.

What our users are saying

"Highest praise and recommendation for Dablr! Zac accepted a weeding job, turned additional tree removal for my fathers' home (his illness/surgery left much to do). Zac was prompt, polite and job done extremely well. Thanks, Dablr!"

"My husband and I have way to much to do so we tried a Dablr and were very pleased. Jack arrived on time and worked hard all day. He was polite and personable. We will use Dablr again to help us. Thank you for the implementation of a great idea."

"Super easy and stress free process. My task was picked up within an hour and the person who arrived was friendly, prompt, and very helpful. Best part - he even asked what thrift store I'd like the things dropped off at! Dablr provided a better and cheaper experience than

"Wow! The level of professionalism from start to finish was truly refreshing. I was really impressed, I will definitely use Dablr again and can't wait to refer Dablr to others!"

Kristy S









































Deanna C

Melia N

other similar apps.

Michael J

Invest In Dablr Today!

By investing in Dablr, you're investing in a platform that is giving the world their time back.

Thank you for your investment and your support!

- The Dablr Community

Our Company Launches!

Dablr launches first product

December, 2017

January 2018

Chicago Pilot

Dablr launches a pilot in Chicago

200 Chicago Sign Ups

Dablr achieves 200 sign ups in the beta test area of northern Chicago neighborhood s.

June 2018

June 2018

Website System Launched

Users can post a task directly from our website

Launched on StartEngine

Now YOU can own a part of our company!

August, 2018

March 2019

Achieve 10,000 Sign Ups

Achieve 10,000 sign ups in the city of chicago (ANTICIPATED)

Achieve $250,000 worth of work created

Achieve $250,000 worth of work created in the city of Chicago (ANTICIPATED)

June 2019

July 2019

Expand to other major cities

Expand to other major cities like New York City, San Diego, Philadelphia, and Miami. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team

Jake Obremski

Co-founder, CEO, Director

Having the initial idea for Dablr back in 2015, Obremski credits his and his partners passion and dedication to Dablr as a main reason for its success. He has had a passion for entrepreneurship since he was 8 years old and never looked back. He currently leads Dablr full-time. Jake has been the President and CEO of Dablr since it's official founding December 25th, 2017. Before Dablr, Jake was an employee at NCG Cinemas from November 2014-October 2015.

Neil Glazier

Co-founder, CTO, Director

Glazier's passion for technology is what propelled him to be the company's CTO and developer he is today. It's that same passion that drove him to create the initial Dablr platform that made the company a success. He currently leads the Dablr development team full-time. Neil has been the Chairman and CTO of Dablr since it's official founding December 25th, 2017. Before Dablr, Neil was an employee at Wendys from March 2015-June 2015.

Dave Schoenbeck

Board Member, Investor, Director

Dave is one of the founders of Babies "R" Us, and helped grow the company from several eastern U.S. stores with a small infrastructure, to a market leading national chain of 257 juvenile superstores. Dave has been a director of Dablr since February 8th, 2018. Dave has been the CEO & owner of Business Simplified LLC, Professional Business and Executive Coaching since 2007

Marc Van Valen

Advisor

Marc has over 20 years of financial and operational experience including time spent at Goldman Sachs, PwC, ffVC and Solera Capital. He is a graduate of Rutgers University with a B.S. in Accounting.He's the co-founder and COO of Venari-VR. Marc is currently part-time at Dablr, and works about 3 hours a week with the company.

Michal Such

Advisor

Such is a lead developer and technology enthusiast, focused on working with the newest and the best possible technological solutions. Currently CTO at Venari-VR, managing research and development and leading the technology vision for the company. Michal is currently part-time at Dablr, and works about 3 hours a week with the company.

Nic Zito

Advisor

Zito is CEO of Rev3 Innovation Center in Naperville, IL and business services director at Choose DuPage. He was honored as one of the top twenty business professionals under 40 by the Daily Herald Business Ledger. Nic is currently part-time at Dablr, and works about 3 hours a week with the company.







Executive Coaching, since 2007. He is currently full time at Business Simplified LLC.

Hal Tezcan

Advisor

Hal created his first startup in 1987, helped raise capital since the early 90's, built a telecom startup in '93 and exited in '01. He is a business and technology facilitator, start-up Sherpa, mentor and team leader with thirty plus years of "from the trenches" expertise working with early-stage entrepreneurs and established companies in building partnerships, helping raise capital, and commercializing ideas and concepts. Hal is currently part-time at Dablr, and works about 3 hours a week with the company.

Offering Summary

THE OFFERING

$0.40 / share of Common Stock | When you invest you are betting the company's future value will exceed $3.3M.

Maximum 250,000 shares of common stock* ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 25,000 shares of common stock for ($10,000)

Company	Dablr, Inc
Corporate Address	273 Belle Vue Lane, Sugar Grove, Illinois
Description of Business	Mobile marketplace to outsource tasks
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.40/Share
Minimum Investment Amount (per investor)	$100

Perks*

$500 — If you invest $500, you will receive $25 Dablr credit.

$1,000 — If you invest $1,000, you will receive $50 Dablr credit.

$5,000 — If you invest $5,000, you will receive $125 Dablr credit.

$10,000 — If you invest $10,000, you will receive $250 Dablr credit.

**All perks occur after the offering is completed and can only be used in areas the company provides their services.*

The 10% Bonus for StartEngine Shareholders

Dablr will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 250 shares of Common Stock at $0.40 / share, you will receive 25 shares of Common Stock bonus shares, meaning you'll own 275 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Dablr to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About Us
Twitter
Edit My Campaign
Privacy Policy
FAQ
Careers
Investors
Disclaimer
LinkedIn
Instagram
Press Inquiries

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

"Jane is a busy Mom {Meet Jane Like you, she's a busy person!}

Between the kids and the dog and her job and yoga classes, she has barely any time to

get her everyday chores and tasks done. {And like you, Jane struggles with a long to-do list}

Then Jane remembers- there is an app for that.

The Dablr app helps people like Jane outsource there most menial, tedious projects to a

pre-qualified, pre-screened local Dablr that is guaranteed to get it done. {Outsource chores & small jobs. Outsource any chore or small job, Background checked and screened locals, satisfaction guaranteed}

The process is quick, easy, and you'll even get to choose the price you'll pay {I need boxes moved, and some flowers planted. $75}

Just post your task and local Dablr's that meet your job requirements will be notified

instantly. {Job posted! New job available for $75}

Yard work, dog walking, home clean outs, even odd jobs that are difficult to find

someone on short notice for- the Dablr app can help.

Jane is confident her job will be to her satisfaction because:

- she controls the cost of her project {Pay what you think is fair}

- a careful vetting process of the Dablrs guarantees safety and quality of character {Background checks and screening ensure safety and quality}

- safe and secure payment processing with Stripe when the job is complete {Pay safely and securely in-app processed by Stripe}

Jane authorizes payment and thanks the Dablr for being so

efficient and professional. {Payment: $75} There are no extra fees, so she's charged exactly what she said she would pay. {Fees = None!} Now she can get back to what matters most- her family.

Dablr

Making it cheaper, safer and smarter to hire a local to tackle your to-do list." {Cheaper. Safer. Smarter. Download}

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.